CLEARY GOTTLIEB STEEN & HAMILTON LLP
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June 15, 2017

Mr. Corey Jennings

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Korea Development Bank The Republic of Korea Amendment No. 1 to Registration Statement under Schedule B File No. 333-217914 Filed June 7, 2017

Dear Mr. Jennings:

On behalf of our clients, The Korea Development Bank (“KDB”) and The Republic of Korea (the “Republic” and, together with KDB, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated June 9, 2017, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registrants’ registration statement under Schedule B (File No. 333-217914) (the “Registration Statement”) filed with the Commission on June 7, 2017. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Mr. Corey Jennings

June 15, 2017

General

1.	We note your reply to comment 1. We reissue this comment in part. Please update the status of the debt whose maturity date has on pages 27, 28, and 30.

In response to the Staff’s comment, the Registrants have added additional disclosure on pages 27, 28 and 30.

2.	We have located news articles reporting that in 2016 Korea offered a $25B financial package to help fund infrastructure projects in Iran, and that you agreed to foot part of the bill; that you signed a range of memoranda of understanding to establish partnerships in Iran including one with Bank Mellat; and that you signed a memorandum of understanding with the Central Bank of Iran to increase ties. On pages 10, 14 and 72, you identify companies as borrowers and associates that are reported to do business in, or have operations in, Iran including Daewoo Shipbuilding & Marine Engineering Co. Ltd., Hyundai Merchant Marine Co. Ltd., Korea Electric Power Co. Ltd., Hanjin Heavy Industries and Construction Co. Ltd., and Hanjin Shipping Co. Ltd. You do not include disclosure about Iran in the registration statement. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, associates, borrowers, or other direct or indirect arrangements. You should describe any services or products you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Iran or entities that it controls.

In May 2016, as part of the presidential delegation during former President Park’s state visit to Iran, KDB signed a memorandum of understanding (“MOU”) with each of the Central Bank of Iran, the Industrial Development and Renovation Organization of Iran (“IDRO”) and the Bank Mellat to develop and expand areas of cooperation between the parties, such as information sharing and joint investment and financing opportunities. The MOUs are legally non-binding, and since the MOUs were signed, KDB has neither entered into any subsequent agreement nor had any financial dealings with the Central Bank of Iran, the IDRO or the Bank of Mellat.

In May and December 2016, Daewoo Shipbuilding & Marine Engineering (“DSME”), one of KDB’s subsidiaries, entered into a non-binding memorandum of understanding and head of agreement, respectively, with IDRO to help develop Iran’s shipbuilding industry. Since these documents were signed, DSME has neither entered into any subsequent agreement nor had any financial dealings with IDRO.

Mr. Corey Jennings

June 15, 2017

Based on media reports, public filings and conversations between KDB and relevant individuals of KDB’s associates as part of its due diligence process in connection with its response to the Staff’s comments, KDB was able to obtain the following information regarding its associates’ businesses related to Iran. KDB does not control the day-to-day management or operations of such associates.

•	Korea Electric Power Corporation (“KEPCO”). KDB understands that KEPCO is currently engaged in limited business activities in Iran, none of which has progressed beyond the early development stage. Its activities in Iran are managed by a representative office located in Tehran, Iran. None of its activities in Iran involve U.S. persons or its U.S. affiliates. KEPCO’s current projects in Iran include, among other things: (i) a cooperation agreement with Tavanir, an Iranian state-owned electricity provider, under which it would carry out a pilot “advanced metering infrastructure” project (involving the installation of over approximately 2,500 smart meters), and (ii) negotiation of consulting agreements with Tavanir, under which KEPCO would provide consulting services relating to the improvement of Iran’s electricity system. Since all of KEPCO’s activities in Iran are at the early development stage, it has neither realized any revenue or profit from such activities nor made any investments in Iran.

•	Hyundai Merchant Marine (“HMM”). HMM is one of KDB’s associates to which it also acts as a creditor. KDB understands that HMM engages in limited shipping business activities relating to Iran as follows:

•	Following the easing of U.S. secondary sanctions against Iran under the Joint Comprehensive Plan of Action (“JCPOA”), HMM has conducted Iran-related business in a manner consistent with all regulatory obligations including those under U.S., U.N., E.U., and Korean sanctions regulations.

•	HMM does not maintain any subsidiary, affiliate, office or branch in Iran. HMM does not conduct any business with SDN-listed entities or through ports owned or managed by SDN-listed entities. In addition, HMM has conducted its Iran-related business through service providers based in the United Arab Emirates (“U.A.E.”). HMM’s practices are consistent with those of other major container lines which similarly rely on an outside agent for Iran-related business and do not have an Iranian affiliate or subsidiary. Consistent with its regulatory obligations, HMM does not engage U.S. individuals or entities, including U.S. banks for any transactions for the benefit of Iranian-based individuals or entities.

•	HMM does not have any contracts with Iranian government entities other than its ships’ normal operations in Bandar Abbas through the Iranian Port Authorities and the port operators. The JCPOA made it clear that the port operators in Bandar Abbas are not related to Tidewater Middle East and HMM’s separate due diligence investigation is also consistent with this.

•	In relation to the service providers (including port operators) in Iran and U.A.E., their service is paid in the local currency, i.e. no USD transactions are made with those service providers.

Please note that Hanjin Shipping, one of KDB’s borrowers, was declared bankrupt in February 2017. KDB understands that Hanjin Shipping engaged in very limited shipping business activities relating to Iran in the past, but because Hanjin Shipping is in bankruptcy, KDB has been unable to obtain any details regarding any such activities. In the case of Hanjin Heavy Industries and Construction, one of KDB’s borrowers, KDB understands that it has not entered into any dealings with Iranian entities in recent years and does not maintain any office in Iran.

Mr. Corey Jennings

June 15, 2017

3.	Please discuss the materiality of any contacts with Iran you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

KDB has neither derived any revenues, nor had any associated assets or liabilities from business related to Iran for the last three fiscal years and the subsequent interim period.

The Registrants understand that U.S. State Department has designated Iran as a state sponsor of terrorism, and U.S. law generally prohibits U.S. persons from doing business in Iran. KDB’s activities with respect to Iran, directly or through its subsidiaries, affiliates, associates or other direct or indirect arrangements, have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with applicable Korean laws and regulations. KDB believes that its activities related to Iran are not subject to the mandatory sanctions administered or enforced by the United States Government (including, without limitation, Section 104 of the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (“CISADA”) and the Iran Financial Sanctions Regulations issued by the U.S. Secretary of the Treasury thereunder (the “IFSR”)) as it has followed its stringent internal policies and procedures, as well as a monitoring system, which are designed to prevent and detect violations of applicable laws, including applicable sanctions laws.

Given the limited nature of KDB’s activities related to Iran, the Registrants believe that KDB’s activities related to Iran do not pose any material risk to the reputation of KDB or any material investment risk for KDB’s security holders and cannot be expected to have a material influence on a reasonable investor’s decision to invest in KDB’s securities, notwithstanding that Iran has been identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls. KDB has considered both quantitative and qualitative factors in reaching this conclusion.

The Registrants have taken note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Iran. However, given the limited and indirect nature of KDB’s activities related to Iran, the Registrants do not believe that such activities would be regarded as doing business with a U.S-designated state sponsor of terrorism. The Registrants have no indication of the investment or divestment activities of the aforementioned state and municipal governments, universities, and other investors other than in the ordinary course of business. Therefore, the Registrants do not believe that the initiatives referenced in the Staff’s comments have any actual or potential material impact on KDB’s business or financial condition, although the Registrants recognize that some current or prospective investors may have or come to have the sentiments to which the Staff refers and respects those views.

Mr. Corey Jennings

June 15, 2017

Banking Industry, page 179

4.	We note your reply to comment 11. Here or elsewhere, include a discussion of the amount of capital provided to the institutions listed under this heading, including any trends, so prospective investors may know the extent of the Republic’s exposure.

In response to the Staff’s comment, the Registrants have added additional disclosure on pages 179 and 180. In the case of NongHyup Bank and SuHyup Bank, the Government has not contributed to the paid-in capital of either bank. Accordingly, the Registrants did not include disclosure about NongHyup Bank or SuHyup Bank.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

*      *      *      *       *      *      *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Amendment No. 2 or requires any further information, please do not hesitate to contact the undersigned by telephone at +822-6353-8020, by fax at +822-6353-8099 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han

Jinduk Han

cc:	Nak Joo Seong, The Korea Development Bank
Young Eun Ban, The Korea Development Bank
Seong-wook Kim, The Republic of Korea